Exhibit 15

LETTER RE: UNAUDITED FINANCIAL INFORMATION

Audit Committee of the
Board of Directors
TRW Inc.

We are aware of the incorporation by reference in the Registration Statement (Form S-8) of TRW Inc., related to the TRW UK Share Purchase Plan, and the related prospectus, of our reports dated April 18, 2001 and July 19, 2001 relating to the unaudited interim financial statements of TRW Inc. that are included in its Forms 10-Q for the quarters ended March 31, 2001 and June 30, 2001.

/s/ Ernst & Young LLP

Ernst & Young LLP

August 23, 2001
Cleveland, Ohio